SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

2009 CORPORATE EVENTS CALENDAR

Company Name	Net Serviços de Comunicação S.A.
Central Office Address	Rua Verbo Divino. 1356
Internet Site	www.netservicos.com.br
Director of Investors Relations	Name: João Adalberto Elek Junior E-mail: ri@netservicos.com.br E-mail 2: joão.elek@netservicos.com.br Phone: +55 (11) 2111-2606 Fax: +55 (11) 2111-2780
Publications (and locality) in which its corporate documents are published	Valor Econômico e Diário Oficial do Estado de São Paulo
The Company is subject to the arbitration of the Market Arbitration Chamber pursuant to the arbitration clause in the Company’s Bylaws

Annual Financial Statement and Consolidated Financial Statement, when applicable, as of 12/31/2008
EVENT	DATE
Accessible to Stockholders	02/19/2009
Publication	02/19/2009
Submission to BM&FBOVESPA	02/19/2009

Standardized Financial Statement (DFP), as of 12/31/2008
EVENT	DATE
Submission to BM&FBOVESPA	02/11/2009

Annual Financial Statement and Consolidated Financial Statement, when applicable, according the international standards as of 12/31/2008.
EVENT	DATE
Submission to BM&FBOVESPA	02/11/2009

Annual Financial Statement - IAN, as of 12/31/2008
EVENT	DATE
Submission to BM&FBOVESPA	05/15/2009

Quarterly Financial Statement – ITR
EVENT	DATE
Submission to BM&FBOVESPA
Referring to 1st quarter of 2009	04/28/2009
Referring to 2nd quarter of 2009	07/22/2009
Referring to 3rd quarter of 2009	10/21/2009

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Quarterly Financial Statements in English or according to International Standards
EVENT	DATE
Submission to BM&FBOVESPA
• Referring to 1st quarter of 2009	04/28/2009
• Referring to 2nd quarter of 2009	07/22/2009
• Referring to 3rd quarter de 2009	10/21/2009

Scheduled Ordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	DOESP and Valor April 14,15 and 16, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04/15/2009
Ordinary Shareholders Meeting	04/30/2009
Submission of the Minutes of the Ordinary Shareholders Meeting to BM&FBOVESPA	04/30/2009

Scheduled Extraordinary Shareholders Meeting
EVENT	DATE
Publication of the Call Notice	DOESP and Valor April 14,15 and 16, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	04/15/2009
Extraordinary Shareholders Meeting	04/30/2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	04/30/2009
Publication of the Call Notice	DOESP: September 12,15 and 16, 2009 Valor: September 14,15 and 16, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	09/11/2009
Extraordinary Shareholders Meeting	09/30/2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	09/30/2009
Publication of the Call Notice	DOESP and Valor October 15,16 and 17, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	10/15/2009
Extraordinary Shareholders Meeting	10/30/2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	10/30/2009
Publication of the Call Notice	DOESP: November 14,17 and 18, 2009 Valor: November 16,17 and 18, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	11/13/2009
Extraordinary Shareholders Meeting	11/30/2009
Submission of the Minutes of the Extraordinary Shareholders Meeting to BM&FBOVESPA	11/30/2009

Debentureholders' Meeting
EVENT	DATE
Publication of the Call Notice	DOESP: September 05,09 and 10, 2009 Valor: September 08,09 and 10, 2009
Submission of the Call Notice to BM&FBOVESPA accompanied by the Administrative Proposal, when available	09/04/2009
Debentureholders Meeting	09/23/2009
Submission of the Minutes of the Debentureholders Meeting to BM&FBOVESPA	09/23/2009

Public Meeting with Analysts
EVENT	DATE

APIMEC/SP Presentation the event will be held on the Grand Hyatt São Paulo, at 8:30 a.m. (Brasilia time)

APIMEC/RJ Presentation the event will be held on the Sofitel Rio de Janeiro Copacaba, at 8:30 a.m.(Brasilia time)

07/29/2009 07/30/2009

Board of Directors' Meeting
EVENT	DATE
Board of Directors' Meeting	01/10/2009
Submission of the Minutes of the Board of Directors' Meeting to BM&FBOVESPA	01/10/2009

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 16, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.